UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

DOVER MOTORSPORTS, INC.

(Name of Subject Company)

DOVER MOTORSPORTS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

260174107

(CUSIP Number of Common Stock)

Denis McGlynn

President and CEO

Dover Motorsports, Inc.

1131 N. DuPont Highway

Dover, DE 19901

(Address of registrant’s principal executive office)

(302) 883-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Marc A. Leaf, Esq.

Joseph L. Seiler III, Esq.

Faegre Drinker Biddle and Reath LLP

1177 Avenue of the Americas, 41st Floor

New York, New York 10036

(212) 248-3140

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended by Amendment No. 1 thereto, dated December 1, 2021 and further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Dover Motorsports, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on November 23, 2021, relating to the tender offer on Tender Offer Statement on Schedule TO filed on November 23, 2021 (the “Schedule TO”) by Speedco II, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Speedway Motorsports, LLC, (“Speedway”), a Delaware limited liability company and an indirect wholly owned subsidiary of Sonic Financial Corporation (“SFC”), a North Carolina corporation for any and all of the outstanding shares of (i) common stock, par value $0.10 per share (“Common Stock”), and (ii) class A common stock, par value $0.10 per share (“Class A Stock”, and together with the Common Stock, the “Shares”) of the Company, at a price of $3.61 per Share, without interest, net to the seller in cash, and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 23, 2021 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain updates as set forth below.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the underlined text and deleting the strikethrough text below to Section (d)(1) Arrangements with Current Executive Officers, Directors and Affiliates of the Company – Employment Agreements and Retention Arrangements Through and Following the Merger on page 4:

Employment Agreements and Retention Arrangements Through and Following the Merger

~~As of the date of this Schedule 14D-9,~~ Speedway and Purchaser have informed the Company that, as of November 23, 2021, the date that the Schedule 14D-9 was first mailed to stockholders of the Company, none of the Company’s current executive officers ~~have~~had held discussions regarding or entered into any new agreement, arrangement or understanding with Speedway, Purchaser or their affiliates regarding employment or retention with the Surviving Corporation or other affiliate of Speedway. None of Speedway’s proposals to the Company prior to such date indicated whether or not Speedway intended to retain management. Although it is possible that the Company, Speedway, Purchaser or the Surviving Corporation may enter into employment, retention or consultancy agreements, arrangements or undertakings with the Company’s executive officers and certain other key employees prior to the Effective Time, as of the mailing date of ~~this~~the Schedule 14D-9, there can be no assurance as to whether any parties will enter into any agreement, arrangement or undertaking or reach an agreement regarding the same. Neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any agreement, arrangement or understanding with Speedway or Purchaser.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the underlined text below, to the fifth full paragraph on page 11 in section (b) Background and Reasons for the Board’s Recommendation – Background of the Offer:

Following the appointment of Raymond James as the Company’s financial advisor, representatives of Raymond James worked with the Committee to develop a list of 19 likely bidders, including both strategic and financial entities. At the direction of the Committee, representatives of Raymond James sent each of the potential bidders (other than Speedway and the Developer) a “teaser” document describing the Company on a no-names basis and offering to provide additional information upon receipt of a signed non-disclosure agreement. The non-disclosure agreements did not preclude bidders from making a topping bid if the Company entered into a transaction with another bidder. Over the succeeding weeks, representatives of Raymond James worked with the Committee to: (i) prepare and populate an electronic data room with due diligence materials regarding the Company; (ii) obtain a quality of earnings analysis and report from a major independent accounting firm; (iii) prepare a confidential information memorandum (“CIM”) regarding the Company for potential bidders who returned signed non-disclosure agreements; (iv) obtain independent appraisals of the Company’s real estate holdings in Tennessee; and (v) field questions about the Company’s operations and financial condition and other due diligence requests from potential bidders.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the underlined text below, and deleting the strikethrough text below in the last paragraph on page 11 in section (b) Background and Reasons for the Board’s Recommendation – Background of the Offer as follows:

On November 2, 2021, the PE Firm submitted a written “preliminary proposal” to a representative of Raymond James, outlining certain terms and conditions under which an affiliate of the firm would acquire 95% of the Company’s common equity for $130 million in cash. ~~The PE Firm’s preliminary proposal included certain assumptions regarding~~However, the proposal stated that the purchase price for such equity assumed $24 million in cash on the Company’s ~~cash position~~balance sheet. There was no financing condition. Representatives of Raymond James forwarded the preliminary proposal to the Committee and Faegre Drinker the same evening.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the underlined text and deleting the strikethrough text below in the third and fourth full paragraphs on page 13 in section (b) Background and Reasons for the Board’s Recommendation – Background of the Offer as follows:

A special meeting of the Committee was convened on November 8, 2021. The Committee discussed the recent developments in the Company’s sale process, including: (i) the increase in the cash purchase price offered by Speedway, (ii) the potential decrease—which could be substantial—in the consideration offered by the PE Firm if the purchase price were to be subject to adjustment based on the Company’s closing date cash balance, and (iii) the addition of a closing condition relating to NASCAR consent in the PE Firm’s revised proposal. Mr. McGlynn and Mr. Horne further noted that the Company’s cash balance was, as of November 8, 2021, below the $24 million assumed by the PE Firm’s proposal and, at closing, was likely to be substantially below the $24 million assumed by the PE Firm’s proposal, as the Company was unlikely to receive any material amount of revenue in the fourth quarter, but would pay its semi-annual dividend on November 10, 2021 and would continue to incur expenses and fund capital expenditures in the ordinary course of business. In addition, the Company would incur transaction costs and change of control fees in connection with the Transactions. Accordingly, a purchase price adjustment based on a $24 million closing date cash balance would make the value of the PE Firm’s proposal substantially less than the increased Speedway proposal. The Committee also discussed the relative uncertainty of the PE Firm proposal as compared to Speedway’s proposal, given that Speedway was much farther along in the process, including a fully-drafted and negotiated form of Merger Agreement. The Committee also considered that a financial buyer with no motor sports experience could face greater scrutiny from NASCAR than a bidder with relevant operating experience, increasing the risk that NASCAR change-of-control approval could become a substantive hurdle to closing. Representatives of Raymond James also advised the Committee that it was prepared to deliver its opinion to the Board regarding the fairness, from a financial point of view, of the consideration payable in the proposed Transactions. Based on the foregoing, the Committee unanimously recommended that the Board approve the Transactions.

Later that day, a representative of Raymond James spoke by telephone with a representative of the PE Firm. The representative of the PE Firm clarified that, under its proposal, the purchase price paid for the convertible preferred stock would be adjusted up or down ~~based on~~in an aggregate amount equal to the difference between the Company’s actual cash balance on the closing date~~, as compared to a specified target~~ and $24 million. The representative of Raymond James stated that a price adjustment mechanism for a public company transaction was unusual and could have the effect of reducing the value of their proposal, taking into account the Company’s current cash flow projections, estimated transaction costs, and change of control fees. The PE Firm’s representative reiterated their position. The PE Firm’s representative also advised that their obligations to consummate the transaction would be subject to NASCAR’s consent under the sanction agreements to the change in control of the Company.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the underlined text to the second bullet on page 17 in section (d) Opinion of the Financial Advisor to the Board as follows:

•

reviewed certain information related to the historical condition and prospects of the Company, as made available to Raymond James by or on behalf of the Company, including, but not limited to, financial projections prepared by the management of the Company in the form attached hereto as Annex C (the “Projections”);

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the underlined text and deleting the strikethrough text below in the third full paragraph on page 19 in section (d) Opinion of the Financial Advisor to the Board as follows:

Consistent with the periods included in the Projections, Raymond James used calendar year 2024 as the final year for the analysis and applied (i) perpetuity growth rates ranging from 2.5% to 3.5% (which range was selected based on the professional judgment and experience of Raymond James), and (ii) exit multiples, ranging from 7.2x to 9.2x (which range was selected based on the professional judgment and experience of Raymond James), in each case, to calendar year 2024 EBITDA in order to derive the midpoints of the ranges of terminal values for the Company in 2024 of approximately $88 million and approximately $110 million, respectively. The projected unlevered free cash flows and terminal values were discounted using rates ranging from 13.0% to 14.0%, which ~~reflected~~were based on an estimate of the weighted average after-tax cost of debt and equity capital associated with executing the Company’s business plan.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating section (f) Legal Proceedings on page 30 in its entirety as follows:

(f) Legal Proceedings

Between December 6, 2021 and December 10, 2021, six actions relating to the Merger Transactions were filed by purported Company stockholders against the Company, other parties, and as it relates to Hopkins v. Dover (as defined below), Speedway and Purchaser in (a) the U.S. District Court for the Southern District of New York (Lawton v. Dover Motorsports, Inc. et. al., Case No. 1:21-cv-10414,

Wilson v. Dover Motorsports, Inc. et. al., Case No. 1:21-cv-10580, Taylor v. Dover Motorsports, Inc. et. al., Case No. 1:21-cv-10572, Morgan v. Dover Motorsports, Inc. et. al., Case No. 1:21-cv-10592 and Hopkins v. Dover Motorsports, Inc. et. al., Case No. 1:21-cv-10465 (“Hopkins v. Dover”)) and (b) the Delaware Chancery Court (Dugerian v. Dover Motor Sports, Inc. et. al., Case No. 2021-1067) (collectively, the “Complaints”). The Complaints generally allege that the Offer Price is unfair and the Schedule 14D-9 filed by the Company omits material information necessary for Dover stockholders to make an informed decision regarding the Offer, and assert claims for breach of fiduciary duties and/or violation of Sections 14 and 20(a) of the Exchange Act. The Complaints seek, among other things, to enjoin the Offer or, should it be consummated, to rescind it or award damages, as well as an award of the plaintiffs’ attorneys’ fees and costs in the actions.

The Company and the members of its board of directors have not yet answered or moved to dismiss any of the complaints, and believe they are without merit. We have been told by Speedway that Speedway and Purchaser also have not yet answered or moved to dismiss Hopkins v. Dover and believe it is without merit. However, there can be no assurance that the Company or its directors will prevail in any lawsuit. We intend to determine the materiality of any additional complaints that may be filed in connection with the Merger Transactions based on whether they contain materially new or different allegations to the Complaints, as well as such other factors as we may deem appropriate.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following at the end of the exhibit list and attaching Annex C in the form attached hereto:

Annex C—Financial projections, dated November 8, 2021, prepared by Company management.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2021	DOVER MOTORSPORTS, INC.

	By:	/s/ Denis McGlynn
Name: Denis McGlynn
Title: President and Chief Executive Officer

ANNEX C

($ in millions)
	2021E	2022P	2023P	2024P
Revenue
Broadcasting	$37.0	$38.4	$40.5	$42.2
Event-Related	8.4	8.8	9.1	9.4
Admissions	5.8	6.9	7.1	7.2
Other	0.1	0.3	0.4	0.5

Total Revenue	$51.3	$54.4	$57.1	$59.3
% Growth	33.1%	6.1%	4.8%	3.9%
Less: Direct Expenses	(28.4)	(29.7)	(31.0)	(32.2)
Less: Indirect Expenses	(4.7)	(4.8)	(4.9)	(5.0)
Less: G&A	(8.5)	(8.8)	(8.9)	(9.1)
Less: Depreciation & Amortization	(3.5)	(4.0)	(4.2)	(4.4)
Plus: Other Income (Expense)	1.0	0.3	0.3	0.3
Plus: Gain on Sale of Land & Other Income	8.5	—	—	—

Pre-Tax Income	$15.9	$7.4	$8.3	$8.9
% Margin	30.9%	13.7%	14.6%	15.0%
Plus: Interest Expense (Income)	—	—	—	—
Plus: Depreciation & Amortization	3.5	4.0	4.2	4.4

EBITDA	$19.3	$11.4	$12.5	$13.3
% Margin	37.6%	21.0%	22.0%	22.4%
Less: Non-Operating Items (Gain on Sale of Land & Other)	(8.5)	—	—	—

Adjusted EBITDA	$10.8	$11.4	$12.5	$13.3
% Margin	21.0%	21.0%	22.0%	22.4%
Less: Taxes		(1.3)	(2.1)	(2.3)
Less: Capex		(4.0)	(2.0)	(2.0)
Less: Change in NWC		—	—	—

Free Cash Flow		$6.1	$8.4	$9.0

Assumptions

•	Dover Revenue

•	Admissions: 2% increase per year beginning in 2023

•	Event Related: 5% increase in 2022, then 3% increase per year beginning in 2023

•	Broadcasting: Contractual increases in NASCAR’s broadcasting rights agreement

•	Nashville Revenue

•	Admissions: 2% increase per year beginning in 2022
•	Event Related: 5% increase in 2022, 4% increase in 2023 and 3% increase in 2024

•	Broadcasting: Contractual increases in NASCAR’s broadcasting rights agreement

•	Oher: Assumes additional events, rentals, etc.

•	Dover Direct Expenses

•	$100K increase per year + TV purse + NEM fee*

•	Nashville Direct Expenses

•	$300K increase in 2022, then $100K increase beginning in 2023 + TV purse + NEM fee

•	Dover Indirect Expenses

•	2% increase per year beginning in 2023

•	Nashville Indirect Expenses

•	7% increase in 2022, then 2% increase per year beginning in 2023

*	NASCAR Event Management fee